

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 3, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
2.600% Senior Notes due 2031 of Aon Corporation and Aon Global Holdings plc,
guaranteed by Aon plc and Aon Global Limited, under the Exchange Act of 1934.

Sincerely,